UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

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Commission File Number: 001-32371

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SINOVAC BIOTECH LTD.

No. 39 Shangdi Xi Rd, Haidian District

Beijing 100085, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

CONTENT

Explanatory Note

This current report on Form 6-K was submitted in connection with the change of auditor by SINOVAC Biotech Ltd. (the “Company”).

On October 14, 2021, the Company engaged Grant Thornton (“Grant Thornton”) as the Company’s independent registered public accounting firm, in connection with the audit of our consolidated financial statements for the fiscal year ended December 31, 2021. Grant Thornton succeeds Marcum Bernstein & Pinchuk LLP (“MBP”), which previously was the independent registered accounting firm providing audit services to the Company. The change of the Company’s independent registered public accounting firm was approved by the audit committee of the board of directors of the Company.

The change was not made due to any disagreements with MBP. MBP’s audit reports on our consolidated financial statements for the fiscal years ended December 31, 2019 and 2020 did not contain an adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal years ended December 31, 2019 and 2020 and the subsequent period prior to our engagement of Grant Thornton, there have been no (i) disagreements between us and MBP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of MBP would have caused them to make reference thereto in their reports on the consolidated financial statements for such years, or (ii) reportable events pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

During each of the fiscal years ended December 31, 2019 and 2020 and the subsequent period prior to our engagement of Grant Thornton, neither we nor anyone on our behalf consulted Grant Thornton regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements, or (ii) any matter that was either the subject of a disagreement with Grant Thornton or a reportable event.

During each of the fiscal years ended December 31, 2019 and 2020 and the subsequent period prior to our engagement of Grant Thornton, we have not obtained any written report or oral advice that Grant Thornton concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue.

The Company is working closely with Grant Thornton and MBP to ensure a seamless transition.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOVAC BIOTECH LTD.

By:	/s/ Nan Wang
Name:	Nan Wang
Title:	Chief Financial Officer

Date: December 13, 2021